UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE OF 1934

(Amendment No. 1)*

KEY ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

49309J103

(CUSIP Number)

S. Kris Agarwal

Platinum Equity, LLC

360 North Crescent Drive

Beverly Hills, CA 90210

(310) 712-1850

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 49309J103	Page 2

1	NAMES OF REPORTING PERSONS SOTER CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,054,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,054,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,054,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103	Page 3

1	NAMES OF REPORTING PERSONS SOTER CAPITAL HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,054,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,054,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,054,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103	Page 4

1	NAMES OF REPORTING PERSONS PE SOTER HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,054,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,054,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,054,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103	Page 5

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY CAPITAL SOTER PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,054,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,054,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,054,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) PN

CUSIP No. 49309J103	Page 6

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY PARTNERS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,054,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,054,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,054,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103	Page 7

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,054,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,054,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,054,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103	Page 8

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,054,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,054,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,054,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103	Page 9

1	NAMES OF REPORTING PERSONS TOM GORES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,054,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,054,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,054,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) IN

CUSIP No. 49309J103	Page 10

Introductory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2016 (the “Original Schedule 13D”) by the reporting persons identified therein with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Key Energy Services, Inc., a Delaware corporation (the “Company” or “Key”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined have the meaning given them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

On February 25, 2019, Soter purchased 228,335 shares of Common Stock for an aggregate purchase price of $473,384.12 in open market transactions on the New York Stock Exchange.

On February 26, 2019, Soter purchased 25,184 shares of Common Stock for an aggregate purchase price of $57,417.00 in open market transactions on the New York Stock Exchange.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by amending and restating the final paragraph:

The purpose of the Reporting Persons’ acquisition of the Common Stock and Series A Preferred Stock is long-term investment. As stated above, subject to certain exceptions, the directors appointed by the Reporting Persons will control decisions made by the Board through at least the Initial Board Term, and past such period for as long as the Series A Preferred Stock remains outstanding. Consequently, through such board control, the Reporting Persons have the ability generally to direct the operations and business strategy of the Company, which may include, subject to certain approval rights set forth in the Charter and By-laws, plans relating to acquisitions or dispositions of its securities, an extraordinary corporate transaction involving the Company (such as a merger, reorganization or liquidation), sale of its assets, management changes, change in capitalization or dividend policy, changes in business or corporate structure and other matters described in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons have acquired $30,000,000 of aggregate principal amount of the Company’s term loans under the Term Loan Facility among the Company, as borrower, certain subsidiaries of the Company, as guarantors, and the lenders named therein. The Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities of, the Company (collectively, “Securities”) or dispose of Securities on the open market or otherwise. The Reporting Persons may also participate in any equity or debt financing transactions the Company decides to pursue. Except as described above, the Reporting Persons have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth or incorporated in Item 3 and Item 4 and Rows 7 through 13 of the cover pages of this Schedule 13D is hereby incorporated by reference.

(a)-(b) The following sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition based on 20,297,359 shares of Common Stock outstanding as of November 5, 2018 as reported in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2018.

CUSIP No. 49309J103	Page 11

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Soter Capital, LLC	10,054,149	49.5%	0	10,054,149	0	10,054,149
Soter Capital Holdings, LLC	10,054,149	49.5%	0	10,054,149	0	10,054,149
PE Soter Holdings, LLC	10,054,149	49.5%	0	10,054,149	0	10,054,149
Platinum Equity Capital Soter Partners, L.P.	10,054,149	49.5%	0	10,054,149	0	10,054,149
Platinum Equity Partners III, LLC	10,054,149	49.5%	0	10,054,149	0	10,054,149
Platinum Equity Investment Holdings III, LLC	10,054,149	49.5%	0	10,054,149	0	10,054,149
Platinum Equity, LLC	10,054,149	49.5%	0	10,054,149	0	10,054,149
Tom Gores	10,054,149	49.5%	0	10,054,149	0	10,054,149

The power to vote or to direct the vote of shares of Common Stock described in the table above is subject to the restrictions described in Item 6, which are incorporated herein by reference.

(c) Except as set forth herein, to the knowledge of any of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Agreement Pursuant to Rule 13d-1(k).

Exhibit B	Certificate of Incorporation of Key Energy Services, Inc., incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form 8-A filed December 15, 2016.

Exhibit C	By-Laws of Key Energy Services, Inc., incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form 8-A filed December 15, 2016.

Exhibit D	Platinum Letter Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed December 15, 2016.

Exhibit E	Registration Rights Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 8-A filed December 15, 2016.

Exhibit F	Corporate Advisory Services Agreement, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 15, 2016.

Exhibit G	Power of Attorney (filed previously).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 26, 2019

SOTER CAPITAL, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

SOTER CAPITAL HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

PE SOTER HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

PLATINUM EQUITY CAPITAL SOTER PARTNERS, L.P.
By: Platinum Equity Partners III, LLC, its general partner
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY PARTNERS III, LLC
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Executive Vice President, Chief Financial Officer and Treasurer

Tom Gores

/s/ Mary Ann Sigler
Mary Ann Sigler
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Document Description

Exhibit A	Agreement Pursuant to Rule 13d-1(k).

Exhibit B	Certificate of Incorporation of Key Energy Services, Inc., incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form 8-A filed December 15, 2016.

Exhibit C	By-Laws of Key Energy Services, Inc., incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form 8-A filed December 15, 2016.

Exhibit D	Platinum Letter Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed December 15, 2016.

Exhibit E	Registration Rights Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 8-A filed December 15, 2016.

Exhibit F	Corporate Advisory Services Agreement, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 15, 2016.

Exhibit G	Power of Attorney (filed previously)